SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___________)

Daleen Technologies, Inc.

(Name of Issuer)

Daleen Technologies, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

23437N104

(CUSIP Number of Class of Securities)

Gordon Quick
President and Chief Executive Officer
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 999-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the person(s) Filing Statement

Copy To:

Dawn Landry, Esq.
Daleen Technologies, Inc.
902 Clint Moore Road
Suite #230
Boca Raton, Florida 33487
(561) 999-8000

This statement is filed in connection with (check the appropriate box):

     a.     [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.     [   ] The filing of a registration statement under the Securities Act of 1933.

     c.     [   ] A tender offer.

     d.     [   ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$196,871	$25

*	The Transaction Valuation was determined by multiplying 656,238 shares of Daleen Technologies, Inc. Common Stock estimated to be purchased by the Company for $.30 per share in cash in lieu of issuing fractional shares in connection with the one-for-500 reverse stock split.

**	Determined in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004 by multiplying the transaction valuation of $196,871 by .00012670.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25	Filing Party: Daleen Technologies, Inc.

Form or Registration No.: Preliminary Schedule 14A	Date Filed: January 28, 2004

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Daleen Technologies, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) in connection with the special meeting of the stockholders of the Company to be held on      , 2004 (the “Special Meeting”). At the Special Meeting, the Company shall be seeking stockholder approval of an amendment to its Certificate of Incorporation providing for a one-for-500 reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (“Common Stock”), and a cash payment of $0.30 for each share of Common Stock on a pre-split basis in lieu of the issuance of any fractional shares resulting from the Reverse Stock Split. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) pursuant to Regulation 14A of the Exchange Act of 1934, as amended, relating to the Special Meeting.

     The information in the Preliminary Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in its entirety. The responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto. The cross-reference sheet that follows shows the location in the Preliminary Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Preliminary Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

Regulation M-A Item 1001	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET FOR REVERSE STOCK SPLIT” and “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING.”

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A
Item 1002

(a)	Name and Address: The name of the subject company is Daleen Technologies, Inc. and the address and telephone number of its principal executive offices are 902 Clint Moore Road, Suite 230, Boca Raton, Florida 33487, (561) 999-8000.

(b)	Securities: The subject class of equity securities is Common Stock of the Company, par value $0.01 per share. As of December 31, 2003, there were 46,429,163 shares of Common Stock issued and outstanding.

(c)	Trading Market and Price: The required information regarding the trading market of the Common Stock, the high and low sale prices of the Common Stock is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.”

(d)	Dividends: The required information regarding dividends paid with respect to the Common Stock is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS.”

(e)	Prior Public Offerings: Not Applicable.

(f)	Prior Stock Purchases: Not Applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A
Item 1003

(a)	The filing person is the subject company, Daleen Technologies, Inc. The required information regarding the Company is set forth in Item 2(a) above.

(b)	Not applicable.

(c)(1) and (2)	Appendix A hereto sets forth (1) the name and business address of each of the Company’s current executive officers and directors, (2) information regarding their current positions with the Company, (3) their present principal occupations or employment and business experience for the past five years, and (4) their country of citizenship.

(c)(3) and (4)	None of the persons identified in this Item 3: (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors, or (ii) was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(5)	The information required by this Item 3(c)(5) is set forth in Appendix A hereto.

ITEM 4. TERMS OF THE TRANSACTION.

Regulation M-A
Item 1004

(a)(1)	Not applicable.

(a)(2)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET FOR REVERSE STOCK SPLIT—Effects of the Reverse Stock Split”; “—The Purpose and Benefits of the Reverse Stock Split”; “—Required Vote to Approve the Reverse Stock Split”; and “—Other Terms and Features of the Reverse Stock Split.”

(c)	The terms of the Reverse Stock Split will apply equally to all stockholders of the Company, although as a result of the Reverse Stock Split, stockholders holding fewer than 500 shares of Common Stock immediately prior to the Reverse Stock Split will be cashed out and will no longer be stockholders of the Company.

(d)	There are no appraisal rights under Delaware law relating to the Reverse Stock Split.

(e)	No provision has been made by the Company in connection with the Reverse Stock Split to grant unaffiliated security holders access to the corporate files or to obtain counsel or appraisal services at the expense of the Company.

(f)	Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A
Item 1005

(a) though (c), (e)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A
Item 1006

(b)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK—Special Factors—Background of and Reasons for the Reverse Stock Split.”

(c) (1) through (8)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK—Special Factor—Effect of the Proposed Reverse Split on the Company” and “—Conduct of the Company’s Business After the Reverse Split.”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK — Special Factors — Background of and Reasons for the Reverse Split”; “—Recommendation of the Board; Fairness of the Reverse Split”; the Purpose and Benefits of the Reverse Stock Split”; “—Recommendation of the Board; Fairness of the Reverse Split”; “—Source of Funds and Financial Effect of the Reverse Split;” "—Effect of the Proposed Reverse Split on Stockholders;” “—Effect of the Proposed Reverse Split on the Company”; and “—Material United States Federal Income Tax Consequences.”

ITEM 8. FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Reverse Split”; "—Opinion of Mann Frankfort”; and “Appendix B—Fairness Opinion of Mann Frankfort.”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A
Item 1015

(a) and (b)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the captions “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Transaction”; "—Opinion of Mann Frankfort”; and “Appendix B—Fairness Opinion of Mann Frankfort.”

(c)	The Opinion of Mann Frankfort Stein & Lipp Advisors, Inc. is attached as Appendix B to the Preliminary Proxy Statement and is available at the principal executive offices of the Company during regular business hours for inspection and copying.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK—Special Factors — Source of Funds and Financial Effect of Reverse Split.”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A
Item 1008

(a)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

(b)	Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A
Item 1012

(d) and (e)	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “PROPOSAL ONE: PROPOSAL TO AMEND THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE COMMON STOCK — Special Factors — Recommendation of the Board; Fairness of the Reverse Split.”

ITEM 13. FINANCIAL STATEMENTS.

Regulation M-A
Item 1010

(a)	The required financial statement information is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, previously filed with the SEC, copies of which will be furnished to the Company’s stockholders together with the Definitive Proxy Statement on Schedule 14A relating to the Reverse Stock Split.

(b)	Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009	The required information is incorporated herein by reference to the information set forth in the Preliminary Proxy Statement under the caption “QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING—Who Will Bear the Cost of Soliciting Votes for the Special Meeting?”

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A Item 1011(b)	Not applicable.

ITEM 16. EXHIBITS.

Regulation M-A
Item 1016

(a)(2) and (3)	The Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 28, 2004 (incorporated herein by reference).

(b)	Form of the Convertible Bridge Loan Agreement, dated , 2004, by and among the Company, , and , including exhibits thereto (to be filed by an amendment hereto).

(c)	The Opinion of Mann Frankfort Stein & Lipp Advisors, Inc., attached as Appendix B to the Preliminary Proxy Statement, (incorporated herein by reference).

(d)	Form of Written Consent and Voting Agreement, dated , 2004, by and among the Company, , and (to be filed by an amendment hereto).

(f)	There are no appraisal rights under Delaware law relating to the Reverse Stock Split.

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2004

DALEEN TECHNOLOGIES, INC.

By: /s/ Gordon Quick

Name: Gordon Quick Title: President and Chief Executive Officer

APPENDIX A

Executive Officers		Employment	Country of
and Directors	Current Position	during the past five years	Citizenship

Gordon Quick 902 Clint Moore Road, Suite 230, Boca Raton, FL	President, Chief Executive Officer and Director	President and Chief Executive Officer of Abiliti Solutions, Inc. Start date: August 27, 1999 Business: billing software distribution and outsourcing Address: 400 Chesterfield Center, Chesterfield, MO Chief Operating officer of HighwayMaster Corporation Start date: January, 1995 Business: mobile communications and tracking for long haul trucks Address: 1155 Kas Drive, Richardson, TX	USA

Jeanne Prayther 902 Cline Moore Road Suite 230, Boca, Raton, FL	Chief Financial Officer and Secretary	Vice President of Finance and Accounting of Daleen Technologies, Inc.; Senior Manager, KPMG LLP Start date: 1988 Business: international public accounting firm Address: 450 East Las Olas Boulevard, Fort Lauderdale, FL	USA

David McTarnaghan 902 Clint Moore Road, Suite 230, Boca Raton, FL	Senior Vice President Global Sales	Vice President of Sales of Daleen Technologies, Inc.	USA

James Daleen 902 Clint Moore Road, Suite 230, Boca Raton, FL	Director (Chairman)	President and Chief Executive Officer of Affinity Express, Inc. Start date: September 8, 2003 Business: outsourcing services for the creation of production ready media to the print, apparel, and promotional industries Address: 3707 Lockport Road Sanborn, NY President and Chief Executive Officer of Daleen Technologies, Inc., 1989-2002.	USA

Dennis G. Sisco 902 Clint Moore Road, Suite 230, Boca Raton, FL	Director	Partner of Behrman Capital Start date: January 4, 1998 Business: private equity investments Address: 126 East 56th Street, New York, NY	USA

John S. McCarthy 902 Clint Moore Road, Suite 230, Boca Raton, FL	Director	Managing General Partner of Gateway Associates, L.P. Start date: December 31, 1984 Business: venture capital management company Address: 8000 Maryland, Suite 1190, St. Louis, MO	USA

Executive Officers		Employment	Country of
and Directors	Current Position	during the past five years	Citizenship

Ofer Nemirovsky 902 Clint Moore Road, Suite 230, Boca Raton, FL	Director	Managing Director and Member of HarbourVest Partners, LLC Start date: January 29, 1997 Business: investment management Address: One Financial Center, 44th Floor, Boston, MA Managing Director of Hancock Venture Partners, Inc. Start date: September 1, 1986 Business: investment management Address: One Financial Center, 44th Floor, Boston, MA	USA

Daniel J. Foreman 902 Clint Moore Road, Suite 230, Boca Raton, FL	Director	Managing Director of ABN AMRO, Inc. Start date: October 1997 Business: venture capital investments Address: ABN AMRO Private Equity, 208 S. LaSalle St., 10th Floor, Chicago, IL	USA

Stephen J. Getsy 902 Clint Moore Road, Suite 230, Boca Raton, FL	Director	President and Chief Executive Officer of On-Line Ventures, Inc. State date: 1993 Business: private equity investment and management consulting Address: 151 Sawgrass Corners Drive, Suite 206, Ponte Vedra, FL	USA